Filed by iPass Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iPass Inc.

Commission File No. 000-50327

Email for employees

Subject: iPass acquisition news

To all iPass employees,

Just minutes ago, news crossed the wire that we have signed a definitive agreement to merge with Pareteum, who as you know is a strategic partner.  The transaction is expected to close in early 2019.

This is good news for our customers, our partners, our investors, and especially our team. We have all been working hard to fulfill the vision of Unlimited, Everywhere, and Invisible, and Pareteum will enable the team to continue that work.

iPass has a long and colorful history, and many of you have been a part of this story for many years. While I know change is often daunting, and some of you may have preferred that iPass continue as a stand-alone entity, we can now continue to transform our business from a reseller of Wi-Fi to a bona fide software and technology company with more stable financial backing and, combined with Pareteum’s platform and services, a broader value proposition in which we’ll play a key role.

In ideal circumstances, I’d hold an All Hands meeting to answer your questions about this merger. However, my remarks at this time would be limited to what we have said in our public filings regarding this event. In the weeks between today and the merger, more information will be made available.

Please stay tuned. This is hardly the end of our story, but rather the beginning of the next exciting chapter.

Gary

Important Additional Information to be Filed with the SEC

This document relates to a pending business combination transaction between Pareteum and iPass, Inc. The exchange offer referenced in this document has not yet commenced. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Pareteum will file a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. Pareteum and a wholly-owned subsidiary of Pareteum will file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. iPass will file a recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. iPass and Pareteum may also file other documents with the SEC regarding the transaction. This document is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which iPass or Pareteum may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any investment decision with respect to the transaction, because they will contain important information about the transaction.

Such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov. In addition, iPass’ stockholders will be able to obtain free copies of such materials by contacting Darin Vickery, iPass’s Chief Financial Officer, at (650) 232-4100, or requesting by mail to iPass as follows:  iPass Inc., Attn: Chief Financial Officer, 3800 Bridge Parkway, Redwood Shores, CA 94065.